NOTICE OF INTENT
TO REQUEST SUSPENSION
OF TRADING
RBTT Financial Holdings Limited (“RBTT”) wishes to advise the public that it anticipates receiving this week all the requisite regulatory approvals to complete the amalgamation of RBTT and RBC Holdings (Trinidad & Tobago) Limited, an indirect wholly-owned subsidiary of Royal Bank of Canada (RBC).
In light of this, RBTT intends to apply to the Trinidad and Tobago, Barbados and Jamaica Stock Exchanges to suspend trading of its shares on June 2, 2008, in accordance with the regulations of these Exchanges.
If granted, the last effective trading date for RBTT Shares listed on these Exchanges will be the last trading date immediately preceding June 2, 2008 — i.e. May 29, 2008 in Trinidad and Tobago; and May 30, 2008 in Barbados and Jamaica.
All shareholders on Record as at June 2, 2008 (other than dissenting shareholders) will be entitled, upon surrender of their RBTT share certificates or account statements from the Central Depositories, as applicable, to receive the Consideration for the RBTT Shares as set out in the Directors’ Circular dated February 8, 2008.